Zygo Corporation

Laurel Brook Road

Middlefield, Connecticut

06455

Voice: 860 347-8506

Fax: 860 347-8372

www.zygo.com

October 9, 2013

VIA EDGAR

AND U.S. MAIL

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Zygo Corporation

Form 10-K for the Fiscal Year Ended June 30, 2013

Filed September 13, 2013

File No. 000-12944

Dear Mr. Vaughn:

Zygo Corporation (“Zygo” or the “Company”) submits this letter in response to the Staff’s comment contained in the letter dated September 26, 2013 addressed to Mr. John P. Jordan, Chief Financial Officer of Zygo (the “Letter”), with respect to Zygo’s filed Form 10-K for the fiscal year ended June 30, 2013 (the “filing”). The Staff’s comment is reprinted below followed by Zygo’s response to this comment.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 9A. Controls and Procedures, page 35

1.	We note from disclosures in the “Report of Management on Zygo Corporation’s Internal Control Over Financial Reporting” section at page 36 that management’s assessments were based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Please confirm you applied the 1992 Framework and not the Updated Framework for your assessment. Revise future filings to disclose whether management applied the 1992 Framework or the Updated Framework for its Internal Control Over Financial Reporting assessment.

Response: Zygo acknowledges the Staff’s comment and confirms to the Staff that Zygo applied the COSO 1992 Framework as a basis for management’s assessments on Zygo Corporation’s Internal Control Over Financial Reporting. Zygo further advises, as requested in the Letter, that the Company’s future filings will disclose whether management applied the 1992 Framework or the Updated Framework for its Internal Control Over Financial Reporting assessment.

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Zygo acknowledges that:

•	Zygo is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Zygo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ John P. Jordan

John P. Jordan

Vice President, Chief Financial Officer & Treasurer

cc:        Chris Koliopoulos

Mike Vehlies

John Tomich

Sheldon Nussbaum, Fulbright & Jaworski LLP

Ethan Brysgel, Deloitte & Touche